Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

January 3, 2005

BY HAND AND BY EDGAR

Ms. Sara W. Dunton

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0305

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Wright Express Corporation

Registration Statement on Form S-1 (File No. 333-120679)

Dear Ms. Dunton:

On behalf of Wright Express Corporation, a Delaware corporation (the “Company”), enclosed are copies of Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof. The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of December 22, 2004 (the “Comment Letter”). The Registration Statement also reflects other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments. For the convenience of the Staff, we have restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in Amendment No.1.

General

1.	Please provide us with any artwork you intend to use prior to printing the red herrings. The artwork you present on the inside front cover of the prospectus should provide clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose or language that strays beyond a limited scope will not be appropriate inside the front cover. Refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

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January 3, 2005

The Company is currently considering whether it will include artwork in the prospectus. The Company will provide the Staff with an opportunity to review and comment on any such artwork prior to the circulation of the preliminary prospectus to potential investors.

2.	In an appropriate location in the document, please quantify the total consideration that Cendant expects to receive in connection with the disposition of its Wright Express subsidiary. Further explain, for example, that Cendant expects to receive more than $1.0 billion in proceeds, consisting of offering proceeds and other distributions from Wright Express related to the offering. Explain how “the other distributions” from Wright Express may potentially impact the proceeds received by Cendant.

The Company has revised the disclosure on page 5 in the “Prospectus summary” section and page 97 of the “Principal and selling stockholder” section in response to the Staff’s Comment. The consideration Cendant expects to receive in connection with the disposition of its Wright Express subsidiary will consist of the net proceeds from the sale of shares of common stock in the offering plus a special dividend. The amount of the special dividend will not exceed an amount that will be determined and disclosed in the prospectus prior to the circulation of the preliminary prospectus to potential investors. The maximum amount of the special dividend will be based on the net proceeds from the initial borrowing under the new credit agreement, an estimate of the amount of excess cash expected to be on hand immediately prior to the completion of the offering and the anticipated balance of the receivable due from Cendant immediately prior to the completion of the offering. To the extent there is less excess cash on hand at the time the dividend is declared and/or the receivable due from Cendant is less than anticipated, the actual amount of the special dividend may be reduced accordingly. In no event will the special dividend be increased above the amount set forth in the prospectus at the time the Registration Statement is declared effective.

3.	Please explain why you have omitted the following information from your document. In your explanation, tell us the status of, and quantify to the extent feasible, the following items:

•	The special dividend to Cendant;

•	The cancellation of a receivable from Cendant;

•	The approximate costs to incur for transitional services in the 12 month period following the closing of the offering;

•	The term loan and revolving credit facility amounts you expect to enter into prior to the closing;

•	Shares reserved for stock options, equity awards, future grants under the 2005 Equity and Incentive Plan, your 401(k) plan and your employee purchase plan;

Securities and Exchange Commission

January 3, 2005

•	The description of the authorized capital stock, for example, the number of shares of common stock and preferred stock; and

•	Executive officer compensation, summary compensation table and Cendant stock options on page 76.

Please revise your disclosure to reflect the above information in the next amendment, or as it becomes available.

(a) The special dividend to Cendant.

The amount of the special dividend to be paid to Cendant is not yet determinable. The special dividend will consist of a cash portion and a non-cash portion. The non-cash portion relates to the cancellation of a receivable due from Cendant that is reflected in the Company’s historical combined financial statements under the caption “Due from related parties.” The amount of the receivable from Cendant changes periodically as funds generated by the Company are transferred to Cendant (thereby increasing the receivable) and costs are allocated by Cendant to the Company (thereby reducing the receivable). The Company is not yet able to estimate the balance of the receivable at the time of the declaration of the special dividend, but, as indicated in response to Comment No. 2, the Company will estimate the balance of the receivable prior to the circulation of the preliminary prospectus to potential investors in order to calculate the maximum amount of the special dividend.

The cash portion of the special dividend will be funded from the Company’s initial borrowings under a new credit agreement concurrently with the closing of the offering and excess cash on hand, in each case, as discussed below.

•	Credit Agreement. The special dividend to Cendant will include the net proceeds received by the Company from the Company’s initial borrowings under a new credit agreement to be entered into concurrently with the closing of the offering, net of estimated cash expenses associated therewith. The Company currently is in negotiations with respect to the terms of the credit agreement and the principal amount of the term loan and revolving credit facility. The Company supplementally informs the Staff that, based on preliminary negotiations, it currently expects that (i) the principal amount of the new term loan will be approximately $225 million, all of the proceeds of which will be used to fund a part of the cash portion of the special dividend and (ii) the revolving credit facility will provide for borrowings of up to approximately $100 million, of which approximately $50 million is expected to be borrowed at the closing of the offering to fund a part of the cash portion of the special dividend. These amounts, along with the terms of the new credit agreement, will be disclosed in the preliminary prospectus prior to its circulation to potential investors.

Securities and Exchange Commission

January 3, 2005

•	Excess Cash. The special dividend to Cendant will include cash on-hand immediately prior to the completion of the offering in excess of cash, required for the Company’s day-to-day operations and working capital. Because the amount of excess cash will vary depending on the Company’s operating results and near term cash needs, such amount has not yet been determined; however, as indicated in the response to Comment No. 2, the Company intends to estimate the amount of excess cash prior to circulation of the preliminary prospectus in order to calculate the maximum amount of the special dividend.

(b) The cancellation of a receivable from Cendant.

The Company refers the Staff to the response set forth in clause (a) above.

(c) The approximate costs to incur for transitional services in the 12 month period following the closing of the offering.

The Company intends to include an estimate of the approximate costs it expects to incur for transitional services during the twelve-month period following the closing of the offering in response to the Staff’s Comment. The Company and Cendant are in the process of finalizing certain aspects of the transitional services to be provided, and when those discussions are finalized, the Company will include the amount in a subsequent pre-effective amendment to the Registration Statement.

(d) The term loan and revolving credit facility amounts you expect to enter into prior to the closing.

The Company refers the Staff to the response set forth in clause (a) above.

(e) Shares reserved for stock options, equity awards, future grants under the 2005 Equity and Incentive Plan, your 401(k) plan and your employee purchase plan.

The actual number of shares to be reserved for issuance pursuant to the Company’s employee benefit plans will be determined once the number of shares being sold in the offering is determined. All of such amounts will be included in a subsequent pre-effective amendment to the Registration Statement.

(f) The description of the authorized capital stock, for example, the number of shares of common stock and preferred stock.

The Company has included the authorized share capital amounts, including the number of shares of common stock and preferred stock, on page 98 in response to the Staff’s Comment.

(g) Executive officer compensation, summary compensation table and Cendant stock options on page 76.

Securities and Exchange Commission

January 3, 2005

The Company intends to include all required compensation information and stock option information as of December 31, 2004 and for the year then ended in a subsequent amendment to the Registration Statement.

4.	We note from page 77 of the business section that no stock options were granted to your named executive officers during 2004. Please supplementally tell us if there were any stock options granted to employees or other officers during 2004. If there were grants, please provide both the exercise price and the amount of options granted.

The Company supplementally advises the Staff that no stock options were granted to employees or other officers of the Company during 2004.

Cover Page

5.	Please revise to clarify that Cendant is offering 100% of its Wright Express stock in this offering.

The disclosure on the cover page has been revised in response to the Staff’s Comment.

Prospectus Summary, pages 1 – 7

6.	The summary should provide investors with a clear, concise and coherent “snapshot” description of the most significant aspects of the offering. Where possible, please revise the summary to be more concise, and refrain from cutting and pasting lengthy sections from other parts of the document, such as the Business section.

The Company has revised the “Prospectus summary” section in response to the Staff’s Comment.

Wright Express, page 1

7.	Please revise the first page of the summary to provide a clearer picture of the corporate history of this company, including when it was formed, how it was formed, and to also make clear the business purpose of this offering. For example, you should disclose on the first page that you are a wholly owned subsidiary of Cendant, that Cendant is selling its entire ownership stake in this offering, and that you will receive no proceeds from this offering. Also consider relocating the Cendant disclosure on page 5 to the first page of the summary.

The Company has added the requested disclosure immediately preceding the “Prospectus summary” section of the preliminary prospectus. The Company has

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considered relocating the disclosure relating to the Company’s history and the purpose of the offering, but has determined that it would be confusing and out of context on page 1 of the “Prospectus summary” section, which includes only a discussion of the Company’s operations.

8.	Tell us on what basis you are able to determine that you are “a leading provider of payment processing and information management services to the U.S. commercial and government vehicle fleet industry.” Please provide supplemental support for this assertion and explain to us the criteria you applied to reach this conclusion.

According to a report entitled “The U.S. Market for Corporate Credit Cards and Purchasing Cards - January 2005” published by Packaged Facts, a division of MarketResearch.com, the Company is the largest fleet card issuer in the United States, followed by U.S. Bank Voyager Fleet Systems, Inc. (a U.S. Bancorp company), PHH Arval, Comdata Corp. (a Ceridian Company) and Fleet One, L.L.C. The relevant portions of this report are attached as Annex A to this letter.

The Company believes that, given the geographic scope and scale of its operations, it would be aware of other large competitors in the United States, and the Company is not aware of any other company in its industry that has more relationships with large fleet leasing companies, major oil companies, state government fleets and direct fleet customers than the Company.

9.	Please explain to us why you provide five-year compound annual growth rates, alongside single-year revenue and net income levels on page 2. Also explain why the five-year growth rate for revenues is 26%, while you disclose on page 1 that the five-year growth rate for the “aggregate dollar value” of transactions processed for fleets is 22%; what is the difference between those two computations? How long has the company been in business, and why did you choose to disclose five-year compound growth rates, as opposed to the business growth based on some other time period? Please advise and consider revising to clarify these issues and/or place the more detailed financial information (i.e. compound annual growth rates) outside of the summary.

The Company believes, based in part on discussions with representatives of the underwriters, that its historical growth is an important element that investors will consider in determining the value of its common stock. The Company has provided the five-year revenue and net income compound annual growth rate information alongside the fiscal year 2003 and nine-month period ended September 30, 2004 information to convey the growth the Company experienced during the five-year period and to put into context the current revenue levels relative to past performance. The Company believes that presenting these key performance indicators together will enable investors to compare the Company’s growth rate to the growth rates of companies of similar size.

Securities and Exchange Commission

January 3, 2005

The Company advises the Staff that its revenue growth of 22% over the five-year period ended December 31, 2003 represents the total growth of the Company’s consolidated revenues, while growth in the aggregate dollar value of fleet transactions processed of 26% over the same period refers to the aggregate amount of expenditures made by the Company’s fleet customers that were processed by the Company. The growth rate in revenues does not directly correspond to the growth rate for the aggregate dollar value of fleet transactions processed because the Company earns revenue in three primary ways, two of which do not correlate to the dollar value of fleet transactions processed. The Company refers the Staff to the three bullet points beginning on the bottom of page 1. Only payment processing revenue, which is discussed in the first bullet point, is directly correlated to the dollar value of transactions processed. Notwithstanding the lack of a direct correlation between revenues and the aggregate dollar amount of fleet transactions processed, the Company’s revenues are significantly affected by the dollar value of fleet transactions processed, which is why the growth rates are directionally similar.

The Company commenced operations in 1983. The Company’s growth rate from inception through the mid-1990s was relatively high, mainly because the Company’s operations and customer base were maturing as an emerging business during that time. The Company believes including these earlier years of high growth in the compound growth rate calculations would diminish the value of the historical growth rate in assessing the Company’s prospects for future growth based on the current nature and size of its operations. Furthermore, Item 301 of Regulation S-K requires the Company to present five years of historical selected financial data. By selecting a five-year period to calculate the compound growth rate, potential investors will have the opportunity to consider the growth in revenues and net income in the context of the other selected historical financial data included in the prospectus which covers the same five-year period.

The Company has considered revising or relocating the disclosure, but believes that the current placement and presentation of this information provides the greatest clarity for investors.

Relationship with Cendant, page 5

10.	We note from the MD&A section on page 35 that Cendant has owned Wright Express since March 2001, although Wright Express has been in business since 1983. Please also disclose those facts here. The fact that Cendant has not had any ownership or oversight over Wright Express for most of its history might impact the significance of the transitional agreement and continuing business arrangements between Cendant and Wright Express you discuss here.

The disclosure on page 5 has been revised in response to the Staff’s Comment. While the Company operated as a stand-alone entity from 1983 to 1996, it was a much smaller company during this period. Notably, the Company’s revenues

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were approximately $23 million in 1995 and $36 million in 1996 as compared to approximately $155 million in 2003. As stated in the revised disclosure on page 5, Cendant has played a significant role in the management and growth of the Company since 1997.

Corporate information, page 6

11.	Please revise to better explain the current corporate structure, and the history of the corporate structure. Consider including a chart to depict the corporate structure. We note your disclosure on page 55 in the “Our history” section, which is somewhat complex; nevertheless, some of those details should be explained here in the summary.

The disclosure on page 6 has been revised in response to the Staff’s Comment to clarify the transactions being effected in connection with this offering. The Company does not believe that the inclusion in the “Prospectus summary” of a more detailed description or chart relating to the pre-offering corporate structure is meaningful disclosure for investors. Moreover, the Company believes that such disclosure would, of necessity, be highly technical and complex in nature. The business of Wright Express that is described in the Registration Statement is currently conducted through subsidiaries of PHH Corporation, which is currently a wholly owned subsidiary of Cendant. Cendant has announced its intention to spin-off PHH and certain of its subsidiaries to Cendant stockholders in the first quarter of 2005. The spin-off will occur prior to this offering. Prior to the spin-off, the Company will be transferred, in a series of steps, to a wholly owned subsidiary of Cendant, so that the Company will not be included in the chain of entities subject to the spin-off. None of these intercompany transactions are material to investors in this offering, and Cendant has been and will be the ultimate parent company of Wright Express at all times prior to the closing of the offering.

The offering, page 7

12.	In the bullet point list at the bottom of page 7, please revise to disclose the weighted average exercise price per share of the shares issuable upon the exercise of equity awards to be issued in exchange for Cendant equity awards upon completion of the offering.

The disclosure on page 8 has been revised in response to the Staff’s Comment. The weighted average exercise price of the options to purchase shares of the Company’s common stock that will be issued pursuant to the exchange of Cendant stock options will be determined by dividing the exercise price of the Cendant stock options by a fraction, the numerator of which will be the average closing price of Cendant common stock during a period of three trading days immediately following the date of the final prospectus and the denominator of which will be

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the average closing price of the Company’s common stock for the same three-day trading period. The actual amounts will change based on the Company’s stock price and Cendant’s stock price during such period. The Company intends to provide an estimate of these amounts in subsequent amendments to the Registration Statement based on the average closing price of Cendant common stock for a then recent three-day period prior to the date any such filing is made and the midpoint of the range of the proposed initial public offering price per share of the Company’s common stock.

13.	Please clarify whether the paragraph on page 8 relates to the bullet point list of exclusions listed at the bottom of page 7, or whether that paragraph relates to a separate exchange of Wright Express common stock for Cendant restricted stock units and stock options. In any case, revise the disclosure to be clear as to the manner in which you will determine the exchange ratio prior to the closing of the offering.

The disclosure on page 8 has been revised in response to the Staff’s Comment.

Summary Combined Financial Information, page 9

14.	We note your presentation of the non-GAAP measures “net income margin” and “Total MasterCard purchase volume” in your Summary and Selected Financial Information. Please revise to delete these non-GAAP measures or revise your presentation of these measures to comply with all of the requirements of Item 10(e) of Regulation S-K. Note that we will not object to a discussion in MD&A of “MasterCard purchase volume” if management believes this measure is meaningful to an understanding of the Company’s results of operations for the periods presented and the discussion provided includes a discussion of why this measure is meaningful to an understanding of the Company’s results for the periods presented.

The Company has deleted the presentation of “net income margin” on pages 10 and 28 in response to the Staff’s Comment. However, the Company believes that “Total MasterCard purchase volume” is an operating measure and not a non-GAAP financial measure, as such term is defined in Item 10(e)(2) of Regulation S-K, and therefore, is not subject to the requirements of Item 10(e) of Regulation S-K. MasterCard purchase volume is not derived from the Company’s combined financial statements prepared in accordance with GAAP.

15.	Please disclose your planned accounting treatment for the merger of Wright Express LLC and Wright Express Solutions and Technologies, LLC into Wright Express Holding Corporation. Also, please confirm that Wright Express Holding Corporation has no material assets or operations prior to its merger with Wright Express LLC, or revise to include financial statements for this entity in the registration statement.

Securities and Exchange Commission

January 3, 2005

Wright Express Holding Corporation will have no material assets or operations prior to the merger with Wright Express LLC. At the time of such merger, Wright Express LLC will include the operations currently conducted by Wright Express Solutions and Technologies, LLC. These entities are under the common control of Cendant. As a result, the assets and liabilities of Wright Express LLC, including the assets and liabilities of Wright Express Solutions and Technologies, LLC, will be recorded by the Company at their carrying values at the time of the merger because no new basis of accounting is warranted. In addition, the disclosure on page 9 and elsewhere in the Registration Statement has been revised in response to the Staff’s Comment.

Risk Factors, page 12

16.	Please remove the qualifying language from the introductory paragraph and clarify that you have included all material risks to your business and that are associated with this offering. All material risks should be described. If risks are not deemed material, please do not reference them.

The qualifying language has been removed from the introductory paragraph. The Company confirms that it has provided a discussion of the most significant risk factors as required by Item 503(c) of Regulation S-K.

Risks Relating to Our Company, page 12

Our business and results of operations are dependent on several key strategic…, page 14

17.	Please clarify the type of customers you serve in your top five strategic relationships. For example, are those relationships related to the agreements with major oil companies and fuel retailers you reference in the second paragraph? Also provide examples of the fleet customer, so that the reader can better understand the risk.

The disclosure on page 14 has been revised in response to the Staff’s Comment. The Company does not believe that specific examples of the fleet customers of its strategic relationships is meaningful disclosure since the Company’s relationships are with the strategic relationships, not their customers. The Company does not believe that the loss of any particular customer of its strategic relationships is among the most significant risks to the Company. In addition, the Company’s top five strategic relationships have customer fleets that use its services in a large and varied number of industries. This risk factor addresses a potential concentration risk and relates to the potential loss of one or more large strategic relationships and the loss of the Company’s ability to provide services to all of the customers associated with such strategic relationships. Therefore, any specific disclosure about these customers will not be meaningful to investors.

Securities and Exchange Commission

January 3, 2005

We are subject to extensive government regulation and oversight…, page 15

18.	Please advise whether you believe you could contract with a third-party to provide credit to your customers on similar terms, and for a similar price, as you do through your Utah industrial bank, or whether the cost of that service would be higher, and discuss that in the risk factor if material. Furthermore, please discuss and to the extent feasible quantify the extent to which you use your ability to issue certificates of deposit to obtain financing. For what do you issue certificates of deposit? Please be clear on the benefits you reap from having access to an affiliated Utah bank, so that investors can better understand the risk.

The Company believes that it could contract with a third party to provide the services currently provided by its Utah industrial bank subsidiary, but the Company is not currently able to quantify the amount of incremental cost that would result from such contract. However, the Company believes that if its Utah industrial bank subsidiary was unable to operate, the Company would likely incur increased regulatory compliance costs, which could be significant. In addition, the Company could experience a loss of revenue resulting from having to comply with individual state usury laws. However, the increased compliance costs would be fully or partially offset by the elimination of administration costs currently incurred at the bank. The Company would also likely incur increased operating interest expense, as it would no longer have the ability to issue certificates of deposit or borrow federal funds.

The Company has revised the disclosure on pages 15 and 16 to more clearly describe the benefits the Company derives from its Utah bank subsidiary and the consequences that would result from the loss of its current bank regulatory status.

We have benefited from being a subsidiary of much larger entities…, page 17

19.	Please clarify the time period during which Avis Group Holdings was the parent company of Wright Express. If feasible and material, also quantify the growth experienced by the company as a subsidiary of both Avis and Cendant, specifying the time periods associated with that growth.

The disclosure on pages 17 and 18 have been revised in response to the Staff’s Comment. As noted in the revised disclosure, all of the recent growth experienced by the Company (i.e. from 1996 to the present) has occurred while the Company was a subsidiary of Avis and/or Cendant.

We will be required to pay Cendant for most of the tax benefits we receive…, page 18

20.	Please disclose when you expect to realize the cash savings, and whether it will be all at once, or over a period of time. To the extent feasible, provide an estimate of the “substantial” payments you expect to make to Cendant under the tax receivable agreement and discuss the factors that dictate the timing of any payments under the tax receivable agreement.

Securities and Exchange Commission

January 3, 2005

The Company expects to realize the cash savings over the next 15 years. The timing and amount of payments to be made to Cendant has not yet been determined and will be disclosed in a subsequent amendment to the Registration Statement prior to circulation of the preliminary prospectus to investors when such terms are finalized. The disclosure on page 19 has been revised in response to the Staff’s Comment.

Use of Proceeds, page 24

21.	To the extent feasible, please be more specific as to the use of proceeds.

The disclosure on page 24 has been revised in response to the Staff’s Comment.

Dividend Policy, page 24

22.	Please disclose the business purpose of the $19.9 million dividend paid to Cendant in 2004, and the business purpose of the special dividend to be declared to Cendant immediately prior to this offering.

The disclosure on page 24 has been revised in response to the Staff’s Comment.

23.	We note the discussion on page 24 indicating that your new credit facility may contain restrictions regarding the Company’s ability to pay dividends. Please revise the notes to the Company’s financial statements to disclose the nature and significant terms of any dividend restrictions imposed by the new credit facility. Refer to the requirements of Rule 4-08(e) of Regulation S-X. Also, the discussion of “Dividend limitations and minimum capital requirements” on page 49 of MD&A should also be revised to include a discussion of these restrictions.

As noted in response to Comment No. 3, the Company is in the process of negotiating the terms of the new credit agreement. The Company anticipates that the terms of the new credit agreement will be customary and similar to other credit agreements of this type. Any remaining material terms, including any restrictions on the payment of dividends, will be disclosed in the “Dividend policy” section, in the “MD&A” section and in the notes to the combined financial statements in a subsequent amendment to the Registration Statement prior to circulation of the preliminary prospectus to potential investors when such terms are finalized, in compliance with Rule 4-08(e) of Regulation S-X and as requested by the Staff.

Securities and Exchange Commission

January 3, 2005

Unaudited pro forma combined financial statements, page 33

24.	Please revise the introductory paragraph to the pro forma financial statements to include a brief description regarding the nature and terms of the various transactions that have been reflected in the pro forma financial information. Refer to the requirements of Rule 11-02(b)(2) of Regulation S-X.

The disclosure on page 29 has been revised in response to the Staff’s Comment.

Notes to unaudited pro forma combined financial statements, page 34

25.	We note that note 6 will reflect the adjustment to give effect to the tax receivable agreement with Cendant. Considering the disclosure on page 6 that you will be required to pay Cendant 85% of the amounts by which your income taxes are actually reduced and the actual amount and timing of any payments will vary depending upon a number of factors, please supplementally tell us and explain in Note (6) how the proforma amount was determined.

As discussed on page 6, certain elements of the tax receivable agreement will vary depending on a number of factors. In order to give pro forma effect to the tax receivable agreement, the Company made certain assumptions. Because the dollar amount of the deferred tax asset and liability to Cendant are not factually supportable at this time, the Company did not include the related adjustment in the pro forma balance sheet. However, the Company has clarified the disclosure concerning these assumptions in Note 8 on page 34.

26.	We note that the unaudited pro forma combined financial statements include incremental costs that you expect to incur going forward. Please ensure the pro forma adjustments also include an adjustment to reduce expenses for services provided by Cendant and its affiliates that will be terminated in connection with your planned offering and for which you do not expect to incur continuing costs on a stand-alone basis. These adjustments must also be “factually supportable” as required by Rule 11-02(b)(6) of Regulation S-X.

The Company has added a statement on page 33 in Note 1 to the pro forma financial statements that clarifies that the cost of the services provided by Cendant that will be terminated have been deducted from the adjusted pro forma financial statements. These adjustments are disclosed in the table on page 48. The Company believes that the adjustments included in the pro forma financial statements are “factually supportable” as required by Rule 11-02(b)(6) of Regulation S-X.

27.

Refer to footnote (1) – We note that you plan to include in adjustment (1) “incremental costs that you expect to incur as a result of becoming a public company and your separation from Cendant”. Please ensure that this adjustment

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January 3, 2005

includes only costs that are factually supportable and will have continuing impact on the Company’s results of operations as required by Rule 11-02(b)(6) of Regulation S-X. Please note that in order to be considered “factually supportable” the Company must be contractually obligated to incur such costs. Also, the costs included in your pro forma adjustments should not include any one-time costs or special charges associated with the spin-off since these costs will not have a continuing impact on your results of operations. However, to the extent that you expect to incur costs in excess of those that are factually supportable or which will not have a continuing impact, these costs should be disclosed in the notes to your pro forma financial information.

The Company advises the Staff that the pro forma financial statements currently include only adjustments for factually supportable costs that will have continuing impact on the Company’s results. At the time of the filing of Amendment No. 1, there are several agreements that remain subject to finalization. The Company intends to include the adjustments related to these agreements, to the extent that the costs are factually supportable and have a continuing impact on the Company’s results of operations, in a subsequent amendment to the Registration Statement. The Company confirms that it will include disclosure in the notes to the pro forma financial statements with respect to any costs in excess of those that are factually supportable or which will have a continuing impact on the Company.

28.	We note from footnote (1) and disclosures provided elsewhere in the document that the Company plans to grant new options and performance-based restricted stock units immediately following the offering that will vest over a four year period. Please tell us and explain in the notes to the pro forma financial information and MD&A the number and terms of the options and restricted stock units that you plan to issue in connection with the offering. Also, tell us and disclose the amount of compensation expense that you expect to recognize in connection with the option grants and explain how this expected expense was calculated or determined.

The Company has revised the disclosure on Note 1 on page 33 to the pro forma financial information and 48 of the “MD&A” section in response to the Staff’s Comment. The Company advises the Staff that it has not yet determined the number and terms of the options and restricted stock units it intends to issue. The Company will include such amounts and terms in a subsequent pre-effective amendment to the Registration Statement.

29.	Refer to footnote (7) – Please clarify in footnote (7) or the introductory paragraph to your pro forma financial information how this adjustment is directly attributable to the spin-off transaction as required by Rule 11-02(b)(6) of Regulation S-X.

Securities and Exchange Commission

January 3, 2005

The disclosure in Note 7 on page 34 has been revised in response to the Staff’s Comment.

30.	Refer to footnote (8) – Please disclose in the introductory paragraph or footnote (8) the significant terms of the merger between Wright Express LLC and Wright Express Holding Corporation and disclose the accounting treatment to be used for this transaction.

The disclosure in Note 9 on page 34 has been revised in response to the Staff’s Comment.

Management’s Discussion and Analysis, pages 35

General

31.	We note in the transactions with current and past Cendant affiliates disclosure on page 88, that you are currently renegotiating certain terms of the arrangement with PHH Vehicle Management Services to provide co-branded payment processing and information management services to its fleet customers. To the extent there are expectations of any significant changes in amounts of revenue you will receive going forward, please include a discussion of this arrangement in the MD&A section.

Although the negotiations with PHH Vehicle Management Services are not yet complete, the Company believes that the final terms of the renegotiated agreement will not differ significantly from the current agreement. Therefore, the Company believes that the renegotiated agreement will not have a significant effect on consolidated revenue in future periods, and the Company has not included a discussion of the terms of the agreement in the “MD&A” section.

Overview, page 35

32.	Consider disclosing the geographic location of your business, corporate office, and employees. We note from various news reports that Wright Express is a leading southern Maine employer.

The disclosure on page 35 has been revised in response to the Staff’s Comment.

Results of operations, page 37

33.	To the extent your increases in transactions processed are due to the addition or expansion of a strategic relationship that materially increased your revenue, please discuss those strategic relationships in greater detail.

Securities and Exchange Commission

January 3, 2005

The disclosure on page 38 has been revised in response to the Staff’s Comment.

34.	We note that your disclosure regarding the increase in vehicles references a combination of factors contributing to the net increase; however, you only disclose one reason, an increase in the average number of fleets for which you provided services. Please revise your statement to clearly discuss all of the reasons for the increase in vehicles.

The disclosure on page 38 has been revised in response to the Staff’s Comment.

35.	We note that your explanation of the decrease in the provision for credit losses between September 30, 2003 and September 30, 2004 includes the change in three components; charge-offs, accounts receivables balance and MasterCard credit losses. Please revise your explanation to include more specific reasons for the decrease in the provision, (specific accounts written off, past trends, increased customer delinquencies, etc.). Additionally, please discuss the reason for the overall decrease in the provision balance from December 31, 2003 particularly due to the fact that accounts receivable has increased approximately 50% since year-end.

The disclosure on page 39 has been revised in response to the Staff’s Comment.

36.	We note that your explanation of the increase in the provision for credit losses from December 31, 2002 to December 31, 2003 includes the change in three components; charge-offs, accounts receivables balance and MasterCard purchase volume. Please revise your explanation to include more specific reasons for the increase in the provision, (specific accounts written off, past trends, increased customer delinquencies, etc.)

The disclosure on page 41 has been revised in response to the Staff’s Comment.

Liquidity and Capital Resources, page 46

37.	We note your disclosure that for almost all transitional services that will be provided, Cendant does not have the ability to terminate the provision of the services prior to the expiration date. Please specify either in this section or in the transitional agreement details on page 82, which services, if any, Cendant may be able to terminate prior to the expiration date. Also, discuss any potential adverse consequences to the Company should Cendant decide to terminate such services.

The Company and Cendant are in the process of finalizing certain aspects of the transitional services agreement, including the termination provisions and, when

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January 3, 2005

those discussions are finalized, the Company will include all of the requested disclosures in a subsequent pre-effective amendment to the Registration Statement.

Market Risk, page 49

38.	We note that you disclose historical fuel price sensitivity as a market risk. Additionally, we note that you are planning to enter into a credit facility prior to this offering. Please revise to disclose quantitative information about market risk with respect to your current and expected future exposure to interest rate risk. In this regard, we note that the Company pays interest expense on deposits, borrowed federal funds, and borrowings from affiliates.

The disclosure on page 50 has been revised in response to the Staff’s Comment.

Contractual Obligations, page 50

39.	We note that your contractual obligations presented are as of September 30, 2004. Please revise your disclosure to also present contractual obligations as of December 31, 2003. See requirements in Item 303(a)(5) of Regulation S-X. Included in this disclosure should be the mortgage loan purchase, sale and servicing agreement with Cendant.

Since the combined financial statements for the period ended September 30, 2004 will be replaced by the combined financial statements for the period ended December 31, 2004 in a subsequent amendment to the Registration Statement, the Company will include all contractual obligations as of December 31, 2004 in a subsequent amendment to the Registration Statement. As described in Note 11 to the combined financial statements, the Company’s contractual obligations under the mortgage loan purchase, sale and servicing agreement with Cendant have expired.

Business, page 54

Our history, page 55

40.	Please revise this section to be clearer as to the ownership of this company throughout its twenty-year history, and clarify that Cendant did not own Wright Express until March 2001, when it acquired it as part of Avis. Please advise, and revise as appropriate, to better explain the company’s history of ownership and organizational structure.

The disclosure on page 56 has been revised in response to the Staff’s Comment. The Company advises the Staff that: (i) an entity that subsequently merged into

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January 3, 2005

HFS Incorporated to form Cendant owned Wright Express from February 1996 through December 1997, (ii) Cendant owned Wright Express from December 1997 through June 1999, (iii) Cendant was the largest stockholder of Avis when Avis owned Wright Express from June 1999 through March 2001 and (iv) Cendant owned Wright Express since March 2001.

Management, pages 71-81

41.	Please confirm that you will provide any and all missing information from this section, and its many subsections, with the next amendment, or confirm that it will be available prior to completion of the offering.

The Company confirms to the Staff that it will provide any and all missing information from the “Management” section and its subsections in a subsequent amendment to the Registration Statement as such information becomes available, which will be prior to the circulation of the preliminary prospectus to potential investors.

Directors and executive officers, page 71

42.	We note that your amended and restated by-laws will provide for a classified board. Please revise here or in the composition of the board of directors section on page 73, to indicate which directors will belong to which class, and when the terms for each of the new classes of directors will expire. Also specify in which class of director the future independent directors will be placed.

The Company has not yet determined the number of directors that will serve on its board of directors or the composition of its board of directors. After these determinations have been made, the Company will provide the requested disclosure in the preliminary prospectus. The Company intends to place independent directors in each class such that the number of independent directors in each class is approximately the same. The Company has revised the disclosure on page 77 in response to the Staff’s Comment.

Compensation of directors and executive officers, page 75

Executive officer compensation, page 76

43.	We note your statement that the summary compensation table includes compensation paid directly by you as well as compensation paid by Cendant. Please revise to clarify how much of the compensation each company paid, perhaps in footnote disclosure. Furthermore, please clarify what you mean when you say all “material compensation” was paid or awarded “directly by Cendant” and reconcile that with your statement that the executive officers also received compensation from Wright Express.

The disclosure on page 80 has been revised in response to the Staff’s Comment.

Securities and Exchange Commission

January 3, 2005

Employment Agreements, page 81

44.	We note that you expect to enter into employment agreements with undisclosed named executive officers that will become effective subject to and upon completion of this offering. Please disclose whether you currently have any employment agreements with any of your named executive officers and whether there are any arrangements in place by which any named executive officer will receive any payment upon his or her retirement, resignation, and termination, or upon a change of control.

The disclosure on page 86 has been revised in response to the Staff’s Comment. The Company advises the Staff that the terms of the employment agreements are currently being negotiated and the information will be disclosed when available in a subsequent pre-effective amendment to the Registration Statement.

Certain Relationships and Related Party Transactions, page 82

Transitional Services Agreement, page 82

45.	Please confirm that you will provide the omitted information in the next amendment, or that the information will be available prior to the completion of the offering.

The Company advises the Staff that it will provide the omitted information in a subsequent pre-effective amendment to the Registration Statement.

Transactions with current and past Cendant affiliates, page 88

46.	Tell us whether you considered filing any of the agreements you list as material contracts pursuant to Item 601(b) of Regulation S-K and provide a brief analysis for each agreement listed.

The Company advises the Staff that it has considered the necessity of filing each of the agreements referenced under the heading “ — Transactions with current and past Cendant affiliates” pursuant to Item 601(b) of Regulation S-K. As disclosed, certain of these agreements will be terminated on or prior to the completion of this offering. The Company has concluded that none of the agreements that will be terminated is material, significant or meaningful to investors and, therefore, has concluded that none of such agreements is required to be filed. Set forth below is a summary description of the Company’s conclusions with respect to the agreements that will continue to be in effect following the offering.

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January 3, 2005

Co-branded card agreement with PHH Vehicle Management Services, LLC (“PHH”). The co-branded agreement with PHH affords the Company the opportunity to provide services to the fleets managed by PHH, which is one of the largest fleet leasing companies in the United States. This agreement generates a material amount of annual revenue and is the Company’s second largest co-branded agreement. Accordingly, the Company has concluded that the PHH co-branded agreement is material and, once the agreement has been amended, will be filed pursuant to Item 601(b)(10)(ii) provided that the Company will request confidential treatment of certain competitively sensitive information.

PHH maintenance services agreement. The agreement with PHH Vehicle Management Services, LLC allows the Company’s fleet customers to utilize the PHH vehicle maintenance network. This agreement has historically generated immaterial revenues, and the Company does not currently anticipate generating material revenues from this agreement in the future. Accordingly, the Company has determined that this agreement is not required to be filed pursuant to Item 601(b)(10)(ii).

Agreement relating to PHH web hosting development services. Under this agreement, PHH Vehicle Management Services, LLC provides the Company with web hosting and development services at fair market value–based rates. Payments to PHH for these services have represented less than 0.9% of total expenses in prior years, and the Company does not currently anticipate incurring material expenses under this agreement in the future. Accordingly, the Company has determined that this agreement is not required to be filed pursuant to Item 601(b)(10)(ii).

PHH corporate card program. Under this agreement, the Company provides PHH Vehicle Management Services, LLC with a MasterCard program. This agreement has historically generated immaterial revenues and the Company does not currently anticipate generating material revenues from this agreement in the future. Accordingly, the Company has determined that this agreement is not required to be filed pursuant to Item 601(b)(10)(ii).

Corporate card program agreement with Cendant Operations Inc. Under this agreement, the Company provides MasterCard charge cards to various Cendant subsidiaries. This agreement has historically generated immaterial revenues and, while this business is growing, the Company does not anticipate generating material revenues from this agreement in the future. Accordingly, the Company has determined that this agreement is not required to be filed pursuant to Item 601(b)(10)(ii).

Agreements with Terrapin Funding LLC (“Terrapin”). Under agreements with Terrapin, the Company purchased asset backed securities from Terrapin at fair market value. Because these purchases were made at market rates and involved

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January 3, 2005

the purchase of current assets having a determinable market price, the Company has concluded that these agreements are not required to be filed pursuant to Item 601(b)(10)(ii).

Agreement with Cendant Car Rental Group Inc.(“CCRGI”). Under this agreement, the Company provides CCRGI’s rental fleet with payment processing and information management services. This agreement has historically generated immaterial revenues, and the Company does not currently anticipate generating material revenues from this agreement in the future. Accordingly, the Company has determined that this agreement is not required to be filed pursuant to Item 601(b)(10)(ii).

Agreement with Budget Rent A Car Systems, Inc. (“Budget”). Under this agreement, the Company provides Budget with a MasterCard product to manage certain of its purchasing. This agreement has historically generated immaterial revenues, and the Company does not currently anticipate generating material revenues from this agreement in the future. Accordingly, the Company has determined that this agreement is not required to be filed pursuant to Item 601(b)(10)(ii).

Agreements with Cendant Mobility Services Corporation (“Mobility”). Under these agreements, the Company provides a MasterCard product that Mobility can market to its relocation customers or use to make payments to merchants for goods and services. These agreements have historically generated immaterial revenues and the Company does not currently anticipate generating material revenues from these agreements in the future. Accordingly, the Company has determined that these agreement are not required to be filed pursuant to Item 601(b)(10)(ii).

Agreement with Cendant Travel Distribution Services, Inc. (“TDS”). Under this agreement, the Company provides a MasterCard product to facilitate online reservations by TDS’s customers. This agreement has historically generated immaterial revenues, and the Company does not currently anticipate generating material revenues from this agreement in the future. Accordingly, the Company has determined that this agreement is not required to be filed pursuant to Item 601(b)(10)(ii).

Agreement with Jackson Hewitt Tax Service Inc. (“Jackson Hewitt”). Under this agreement, the Company provides a MasterCard product to Jackson Hewitt’s customers that allows them to receive their tax refund proceeds on the card and the Company remits 50% of net revenue back to Jackson Hewitt. The Company generated $3.4 million in gross revenues under this agreement in 2003, or approximately 2% of total 2003 revenues. However, because the agreement requires that the Company remit 50% of net revenues back to Jackson Hewitt, the agreement did not contribute to the Company’s 2003 net income. The Company

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does not currently anticipate generating material revenues or net income from this agreement in the future. Accordingly, the Company has concluded that this agreement is not required to be filed pursuant to Item 601(b)(10)(ii).

Principal and selling stockholder, page 91

47.	Please provide all Item 403 disclosure, including the specific number of shares of Wright Express that Cendant and its subsidiaries own.

The disclosure on page 97 has been revised in response to the Staff’s Comment.

Shares Eligible For Future Sale, page 100

48.	To the extent applicable, please expand your disclosure to include the amount of common equity (i) that is subject to outstanding options or warrants or (ii) that could be sold pursuant to Rule 144 or that you have agreed to register for sale. Refer to Item 201(a)(2) of Regulation S-K.

The disclosure on page 106 has been revised in response to the Staff’s Comment.

49.	Please quantify the amount of stock options and restricted stock grants you intend to issue pursuant to your 2005 Equity Incentive Plan, and also quantify the number of shares that are subject to the lock-up agreements.

The disclosure on pages 106 and 107 has been revised in response to the Staff’s Comment.

Underwriting, page 105

50.	We note that Cendant currently anticipates that it will undertake a directed share program. Please supplementally provide us with all materials that you will provide to potential purchasers in this program and advise us, in detail, of how the program works. Also, clarify whether the shares issued in the directed share program will be subject to lock-up agreements and, if so, briefly describe the lock-up agreements. It is not clear from your description of the lock-up agreements whether all persons eligible to receive shares in the directed share program would be subject to the lock-up agreement.

At the request of the Company, the underwriters will reserve shares of Common Stock (the “Stock”) for sale to certain directors, officers and employees of the Company (“Invitees”) through a Reserved Share Program (the “Program”) to be conducted by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”). The class of persons for whom shares of Stock are reserved will be determined by the Company, which will provide Merrill Lynch with the names and addresses of such Invitees along with the maximum number of shares which will be reserved for each such Invitee. Invitees will be invited to participate in the program either by an overnight mailing of materials (Print and Mail Method) or by e-mail (Print Suppression Method).

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Print and Mail Method. Based upon information provided by the Company, Merrill Lynch will prepare and mail to each Invitee a package of materials consisting of a short introductory letter from Merrill Lynch, a letter from the Company describing the Program and its mechanics (the “CEO Letter”), an Indication of Interest Form (“IOI”), and a booklet entitled “How to Respond to the Reserved Share Program” (the “Booklet”). The package of materials will include a copy of the preliminary prospectus, and a phone number which the Invitee may call if he or she has any questions concerning the Program.

In addition to explaining the mechanics of the Program, the CEO Letter will make clear that the Invitee is under no obligation to purchase Stock through the Program, that responding to the mailing will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy Stock may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date. The CEO Letter also contains the legend set forth in Rule 134.

The IOI is designed to be signed by the Invitee and returned to Merrill Lynch by facsimile. It is the method by which the Invitee affirms certain statements contained in the Booklet, including that the Invitee has received a copy of the preliminary prospectus, that the number of shares indicated is for the Invitee’s personal account, that the Invitee is aware that he or she is not assured of obtaining any or all of the shares requested, and a reiteration of the fact that no offer to buy shares can be accepted, and no part of the purchase price can be received, until effectiveness of the Registration Statement, and that the indication of interest involves no obligation or commitment of any kind. It also provides the mechanism that allows the Invitee to indicate his or her answers (and the answers of his or her joint account holder if the Invitee wishes to purchase in a joint account) to the questions, also contained in the Booklet, which are designed to allow Merrill Lynch to determine whether the Invitee is prohibited from purchasing the Stock under NASD Conduct Rule 2790. Another item in the IOI is designed to provide the vehicle by which the Invitee can indicate the maximum number of shares in which he or she wishes to express an interest, and adduces certain personal information necessary for the administration of the Program.

In addition to setting out instructions on how to complete and return the IOI, the Booklet contains a series of Frequently Asked Questions about the Program, along with the answers to those questions.

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If the Invitee is interested in reserving Stock through the Program, he or she is directed to return the completed IOI to Merrill Lynch by a specified date. Once the Invitee has returned a completed IOI to Merrill Lynch, and assuming that there is no regulatory impediment to their participation in the Program under Conduct Rule 2790, the Invitee’s personal information and the maximum number of shares in which the Invitee has expressed an interest are forwarded to a Merrill Lynch Financial Advisor or Registered Representative who will contact the Invitee to assist in opening a Merrill Lynch account to allow for purchase of the Stock. All purchases by the Invitee through the Program must be made in an account at Merrill Lynch.

Following receipt of all expressions of interest and the establishment of accounts for each Invitee, the Company will determine the final allocation of shares which will be made available to the Invitees. This allocation is made in the sole discretion of the Company.

Once the Registration Statement has been declared effective and the public offering price of the Stock has been determined, the Merrill Lynch Financial Advisor or Registered Representative to whom the Invitee has been assigned will contact the Invitee, and inform the Invitee of the public offering price and the maximum number of shares which the Company has determined that he or she may purchase. The Invitee is then asked whether he or she wishes to purchase Stock at that price, and if so, how many shares (subject to a minimum of 100 shares and subject to the maximum set by the Company). The Invitee may then decline to purchase Stock, agree to purchase Stock but specify a lesser number of shares than the maximum number set by the Company, or purchase the maximum number of shares. If the Financial Advisor or Registered Representative cannot reach the Invitee within 24 hours of pricing, the Invitee will lose the opportunity to participate in the Program. If the Invitee agrees to purchase Stock, a copy of the final prospectus is sent to the Invitee along with a confirmation of the transaction. The mechanics of the sale to the Invitee is handled the same way as any other sale of the Stock to any purchaser in the public offering. The Invitees are not required to pre-fund their accounts, and payment is not required until after the Invitee has confirmed their indication of interest after the pricing of the offering. Invitees are not subject to a lock-up as a condition of their participation in the Program.

Print Suppression (E-mail) Method. Under this method, the Company will provide to Merrill Lynch a list of Invitees, along with their e-mail addresses and the maximum number of shares in which each such person may invest. Merrill Lynch will then send to each Invitee an e-mail in the form shown in the first page of the Print Suppression package. Should the Invitee wish, he or she would then click on the hyperlink, and would be presented with a log-in screen. The log-in screen would contain, among other things, the legend set forth in Rule 134. The Invitee could then log-in to the Deal Sketch page using the Deal ID and PIN number provided in the initial e-mail.

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The Deal Sketch page indicates the status of the Program at the time the Invitee logs-in, which may be that indications of interest are being accepted, the response deadline has passed, the acceptance period has begun, etc. It also shows to each Invitee the number of shares in which he or she may indicate an interest, and important information about the public offering, including the relevant dates and details of the offering. The Invitee is advised to read the CEO Letter by clicking on the appropriate button. The CEO Letter advises the Invitee to review the preliminary prospectus by clicking on the embedded hyperlink, and also advises that the Invitee may review the preliminary prospectus at any time by returning to the Deal Sketch page and clicking the “prospectus” button. In addition to explaining the mechanics of the Program, the CEO Letter makes clear that the Invitee is under no obligation to purchase shares through the Program, that responding will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy shares may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date. The CEO Letter also contains the Rule 134 legend, and a series of Frequently Asked Questions about the Program, along with the answers to those questions. If the Invitee chooses to participate in the Program, the procedure is exactly the same as if the Program were being conducted according to the Print and Mail method. Please note that the Print Suppression methodology has been passed upon by Cecilia Blye, Esq. of the Office of the General Counsel of the Division of Corporation Finance.

A copy of the latest draft of the Program materials is provided supplementally as Annex B for your review, along with draft screen shots of the Log In Page and the Deal Sketch page. Please note that the information used on the draft Deal Sketch page is for illustration only and is subject to change.

The disclosure on page 112 has been revised to clarify that the lock-up agreements to be entered into by our directors, executive officers and certain employees will apply to any shares purchased by them in the directed share program.

51.	Please disclose the customary arrangement fee and other fees you will pay J.P. Morgan Securities, Inc., or its affiliates, in connection with the new credit facility.

The disclosure on page 114 has been revised in response to the Staff’s Comment to reflect that the Company anticipates that affiliates of the other underwriters in addition to J.P. Morgan Securities, Inc. will be lenders under the new credit

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agreement. Therefore, in response to the Staff’s Comment, the Company will disclose, when known, the maximum aggregate fees to be paid to such affiliates of the underwriters in connection with the new credit agreement.

Where You Can Find Additional Information, page 109

52.	Consider also disclosing whether you will make available your annual and quarterly reports through your Internet website, and disclose that website address.

The disclosure on page 115 has been revised in response to the Staff’s Comment.

Notes to Interim Combined Financial Statements (Unaudited)

Note 10. Related Parties, page F-13

53.	We note that as of December 31, 2003, the Company’s potential exposure related to loans subject to FHLB recourse provisions was $12,317,000. Please tell us if as of September 30, 2004, any recourse exposure related to these loans remains. If so, please revise your disclosure and include in MD&A a discussion of any exposure remaining subsequent to the discontinuation of the mortgage loan purchase, sale and servicing agreement. Please disclose the dates the exposure extends to and the range of amounts you may be required to repurchase under the recourse provisions.

The Company sold the final tranche of loans to the FHLB in October 2003, with the related recourse provision expiring in February 2004. Therefore, there was no potential exposure related to the FHLB recourse provisions as of September 30, 2004. The recourse provisions related to these loans at no time required payments to be made by the Company. The Company has revised the disclosure on page F-16 under Note 10 “Related Parties” to reflect this information. As a result of there being no exposure outstanding at September 30, 2004, the Company did not include additional disclosure in the “MD&A” section related to the mortgage loan purchase, sale and servicing agreement.

Audited Combined Financial Statements

Consolidated Balance Sheets

54.	We note from the disclosures included elsewhere in the filing that the Company plans to pay Cendant a special dividend prior to the completion of the Company’s planned public offering. Please revise to include a pro forma balance sheet alongside the Company’s historic balance sheet for the most recent interim period presented giving effect to this special dividend but not any offering proceeds that will be required to pay this dividend. Additionally, if the special dividend to be paid exceeds the Company’s historical earnings for the latest year, please disclose pro forma earnings per share giving effect to the number of shares, which when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. Refer to the requirements of SAB Topic 1:B:3.

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The Company respectfully acknowledges that SAB Topic 1:B:3 requires the disclosure of the effect of dividends declared by a subsidiary subsequent to the balance sheet date. The Company also acknowledges that the guidance requires both a pro forma balance sheet and pro forma per share data. The Company has included pro forma financial statements in the Registration Statement that contain adjustments for several events that are expected to take place in connection with the offering, including pro forma effect of the dividend on the Company’s earnings per share and basic and diluted weighted average shares outstanding. These pro forma financial statements have been included in the Registration Statement under “Unaudited pro forma combined financial statements.” The Company believes that this disclosure will provide investors with appropriate information concerning the pro forma impact of the special dividend on the Company’s combined financial statements as well as satisfy the intent of the criteria outlined in Topic 1:B:3.

55.	Please revise your consolidated balance sheets to provide separate disclosure of goodwill. Refer to the requirements of paragraph 43 of SFAS No. 142.

The Company has revised the presentation of goodwill on the Combined Balance Sheets on pages F-2 and F-18 in response to the Staff’s Comment.

56.	We note that the Company has presented an unclassified balance sheet. Given the nature of the Company’s business operations, which appears to result in the generation of a large volume of short-term receivables and payables, it appears that information regarding the maturity and classification (i.e., short-term vs. long-term) of the Company’s various categories of assets and liabilities would be relevant and useful to the users of the Company’s financial statements. Accordingly, please revise to include classified balance sheets for all periods presented.

The Company respectfully acknowledges the Staff’s Comment that the balance sheet should be classified. However, the Company believes that an unclassified balance sheet would be a more meaningful presentation to investors as the Company’s assets and liabilities are predominantly short-term in nature and an unclassified balance sheet presents assets and liabilities in order of liquidity.

In addition, the Company believes that an unclassified balance sheet is an industry recognized presentation for payment processing companies. Examples of SEC registrants in the payment processing industry that present an unclassified balance sheet include, among others, Heartland Payment Systems, Inc., First Data Corporation and American Express Company.

Securities and Exchange Commission

January 3, 2005

Notes to Combined Financial Statements

Note 1. Nature of Business and Basis of Presentation, page F-21

57.	We note the disclosure indicating that the Company has one reportable segment, which has one product group. Please tell us in further detail why you do not believe that the operations of your “direct” co-branded” and “private label” channels of operations do not represent separate reportable segments pursuant to SFAS No. 131. Similarly, please explain why you do not believe the operations of you bank subsidiary, Wright Express Financial Services Corporation, do not represent a separate reportable segment. As part of your response, please explain in further detail how the chief operating decision maker analyzes the Company’s financial results for purposes of assessing performance and allocating resources. We may have further comment upon receipt of your response.

The Company has reviewed the requirements of SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information (“SFAS 131”). Michael Dubyak, the Company’s Chief Executive Officer, is the chief operating decision maker. Although the vast majority of the financial information he currently receives and reviews on a monthly basis is based on the financial performance of the consolidated entity, he does receive discrete financial information for five components of the enterprise: direct, co-branded, private label, Roadsmith, and MasterCard. Upon further review of the segment disclosure requirements, the Company acknowledges that these five components of the enterprise would each meet the definition of an operating segment, as described in Para No. 10 of SFAS 131, as the Company engages in business activities from which it earns revenues and incurs expenses, its operating results are reviewed on a monthly basis by Mr. Dubyak, and discrete financial information is available.

Following is a summary of the five segments -

•	Direct — In the direct segment, the Company provides transaction and payment processing services directly to commercial and government vehicle fleets using the WEX Universal brand. The Company’s relationship is directly with the fleet customers. The fleet customers in the direct segment consist of fleets of all sizes and vehicle segments.

•	Co-branded — In the co-branded segment, the Company provides transaction and payment processing services to and on behalf of fleet management companies and automotive manufacturers (each, a “Strategic Relationship”) using both the Strategic Relationship’s and the Company’s brand names. The Strategic Relationship offers the Company’s transaction and payment processing services to the customers of the Strategic Relationship as part of a larger package of fleet services that the Strategic Relationship provides. The co-branded segment services small, mid-size and large fleet customers of the Company’s Strategic Relationships.

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•	Private label — Through the private label segment, the Company provides transaction and payment processing services for and in collaboration with major oil companies using only the oil companies’ brand names. The oil companies’ fleet customers that utilize the Company’s services are typically small businesses. The oil companies are utilizing the Company’s services in order to establish and enhance customer loyalty, as the services are available exclusively at the fuel location of the oil company with whom the Company has the private label relationship.

•	Roadsmith — The Roadsmith segment provides transaction and payment processing services, which are focused toward regional fuel retailers. The fleet customers in the Roadsmith segment are typically small fleets who only travel locally within the region of the fuel retailer.

•	MasterCard — The Company’s MasterCard segment provides charge card products and stored value card products. The charge card products are used by businesses to facilitate purchases of products and utilize the Company’s information management capabilities. The MasterCard segment employs different software and a different functionality. The customers in the MasterCard segment are generally not fleet customers.

However, the Company believes that it meets the aggregation criteria, as established in Para. no. 17 of SFAS 131 for the direct, co-branded, private label and Roadsmith operating segments, as follows:

•	The aggregated operating segments have similar economic characteristics, as they share the same competitive risks, operating risks, cost structure and sales trends.

•	Nature of products and services - the aggregated segments provide transaction processing and payment processing services. These services are the core of the Company’s business activities.

•	Production processes - for the transactions and payments processed, the Company utilizes a proprietary network for all of the data that is captured and provided as part of its product.

•	Type of class of customer - customers that are serviced by the four aggregated segments include commercial customers with fleets of vehicles. All of these customers utilize the Company’s payment processing services to lessen the administrative burden on the customer. In addition, the information provided by the Company’s transaction processing activities is transmitted to each of these customers to assist in managing their fuel related expenses.

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•	Methods of providing services - direct, co-branded, private label and Roadsmith services utilize a proprietary closed network for data capture as discussed above. In addition, all four operating segments provide information to the customer at a transaction level, which includes the location, time, vehicle and product data elements.

•	Regulatory requirements - the operating segments are not subject to unique regulatory requirements, except as they may be affected by the regulation of the Company’s wholly owned bank subsidiary, FSC.

Although, Mr. Dubyak does receive discrete financial information for the MasterCard operating segment, this would not meet the quantitative thresholds described in Para. No. 18 of SFAS 131. In addition, since the presentation of the direct, co-branded, private label and Roadsmith segments will constitute greater than 75% of total external revenue reported by the Company, in accordance with Para. No. 20 of SFAS 131, the remaining segment will be included in “Other.”

In response to the Staff’s question regarding the Company’s wholly owned bank subsidiary, FSC, the Company respectfully advises the Staff that FSC is not considered a separate operating segment, as Mr. Dubyak does not regularly review any discrete financial information for FSC. Separate and discrete financial information for FSC is not presented in the Company’s monthly reporting package. In accordance with a regulatory requirement, FSC does present separate financial statements annually, but other than this regulatory requirement, the bank’s results are not tracked separately for purposes of resource allocation or to assess FSC’s performance by the chief operating decision maker.

Accordingly, in response to the Staff’s Comment, the Company has revised the notes to the combined financial statements and Management’s Discussion and Analysis to include the disclosure of its five operating segments. The Company has aggregated the direct, co-branded, private label and Roadsmith operating segments into a single reportable segment in accordance with Para. No. 17 of SFAS 131, and has placed remaining operating segment, MasterCard into “Other” in accordance with Para. Nos. 18 and 20 of SFAS 131.

Note 2 Summary of Significant Accounting Policies

Off Balance Sheet Financial Instruments, page F-22.

58.	We note that you include a discussion of off-balance sheet financial instruments. Please include in your discussion the loans sold with recourse and letters of credit. Additionally, please include disclosure of the fair values of all “on balance sheet” and off-balance sheet financial instruments (e.g., deposits, cash and cash equivalents, accounts receivable, etc.). See paragraph 10 of SFAS No. 107.

Securities and Exchange Commission

January 3, 2005

The Company has an off-balance sheet financial agreement with the FHLB in which mortgage loans sold to the FHLB may be subject to recourse provisions if a loan becomes delinquent within 120 days of the sale or if defects occurred during the origination of the loan. No liability has been recorded for these loans subject to recourse in the combined balance sheets. This information has been added to page F-23 under the heading “Off-balance sheet financial instruments.”

The carrying amounts of cash and cash equivalents, accounts receivable, other assets, accounts payable, accrued expenses, deposits, borrowed federal funds and other liabilities approximate their fair values. This information has been added to page F-23 under the heading “Fair Value.”

The Company has one letter of credit in the amount of $2.1 million with the landlord of its LongCreek office space as the beneficiary. It was originally signed June 21, 2001 and has been renewed annually. The current expiration date is June 21, 2005. Unless renewed, the letter of credit can expire on an anniversary date with 45 days prior notice. The Company has expanded its disclosure on page F-23 of off-balance sheet instruments to include loans sold with recourse.

Revenue Recognition, page F-26

59.	We note that account servicing revenue is recognized “during the month the data is maintained or the report is delivered.” Please revise your disclosure to clarify the meaning of “during the month the data is maintained,” particularly in relation to the criteria required for recognizing revenue outlined in SAB 104. Additionally, please explain why certain account servicing revenues are recognized during the month data is maintained while other account servicing revenues are recognized when the report is delivered.

The Company has revised the disclosure on pages F-8 and F-28 by stating: “Account servicing revenue is recognized monthly, as the Company fulfills its contractual service obligations.”

We clarify for the Staff that account servicing revenues are recognized in the month when contractual service obligations have been fulfilled, irrespective of whether a report is delivered.

Recent Accounting Pronouncement, page F-28,

60.	We note you have disclosed EITF No. 03-1 as a recent accounting pronouncement that may impact your financial statements. Please revise to include a disclosure addressing the impact of all recently issued accounting pronouncements that may affect your financial statements, such as SFAS No. 149 or explain why these disclosures are not required.

Securities and Exchange Commission

January 3, 2005

The Company advises the Staff that in the preparation of the combined financial statements, the Company carefully considered recently issued financial standards that had not yet been adopted by the Company in the combined financial statements included in the Registration Statement. The Company referred to SAB No. 74, which requires the disclosure of the effect of relevant accounting pronouncements that have been issued but not yet adopted. The Company believes that EITF No. 03-1 represents the only recently issued accounting pronouncement that has not yet been adopted requiring disclosure by SAB No. 74. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003, and was therefore adopted during fiscal 2003. Additionally, the Company’s hedging activity during the six months ended December 31, 2003 was insignificant. As a result, the Company concluded that the omission of a discussion of SFAS No. 149 in the Recent Accounting Pronouncements section of the notes to the combined financial statements was appropriate.

Note 3. Reserve for credit losses, page F-28

61.	Revise to include disclosure of the activity included in your reserve for credit losses during the period from March 1, 2001 to December 31, 2001. Refer to the requirements regarding Schedule II outlined in Rule 5-04 of Regulation S-X.

The Company respectfully acknowledges that Rule 5-04 of Regulation S-X requires the disclosure of the activity included in the reserve for credit losses for the ten months ended December 31, 2001. The period ended December 31, 2001 will be removed from the next amendment to the Registration Statement when the Company updates its combined financial statements to include the year ended December 31, 2004. At that time, the Company will include a roll-forward of the credit loss reserve for the most recent three fiscal years.

Note 6. Goodwill and Other Intangibles

62.	We note the disclosure indicating that technology with a value of $2,472 was amortized over a period of sixteen months. Please tell us and explain in Note 6 in further detail the nature of this technology. Also, please explain how you determined the useful life of sixteen months and explain why management believed this useful life was appropriate.

The Company respectfully advises the Staff that the technology intangible asset that is referenced in Note 6 relates to fair market value (“FMV”) of the Company’s payment and transaction processing software used in its closed proprietary network at the time of acquisition by Cendant on March 1, 2001. The FMV was computed using a discounted cash flow model.

At March 1, 2001, which was the date that the Company was acquired by Cendant, it was developing a new technology to replace its then existing technology. The

Securities and Exchange Commission

January 3, 2005

Company estimated that it would be 16 months from the date of acquisition before the replacement technology would be ready for use. As a result, the technology in use on March 1, 2001 was deemed by management to have a remaining useful life of 16 months.

The Company has updated Note 6 on pages F-11, F-12 and F-31 to reflect this information.

Note 8. Deposits

63.	Please tell us and explain in Note 8 the facts and circumstances that resulted in the significant increase in mortgage escrow deposits from $403 at December 31, 2003 to $154,782 at September 30, 2004.

The significant increase in mortgage escrow deposits related to the Company’s initiation of a mortgage escrow program. Under this program, the Company accepts cash deposits from Cendant Mortgage and holds them in escrow. The Company pays property taxes and homeowners insurance out of escrow on behalf of the mortgage holders and incurs interest expense on the funds held. All amounts escrowed are due to be paid out in less than one year. This information has been incorporated into Note 8 under the heading “Money market deposits” on page F-12.

Note 11. Related Parties

Cendant Mortgage

64.	Based on the disclosure of the amount of potential exposure related to loans subject to recourse provisions, it appears you sold loans to the FHLB during 2003. Please revise to disclose any gains or losses on the sales of those loans, as required in paragraph 13(d) of SOP 01-6 or explain why you do not believe this is required.

The Company has revised its disclosure related to loans sold to the FHLB during 2003 on page F-36 in response to the Staff’s Comment to include the $95,000 of gains recognized by the Company as required by SOP 01-6.

65.	We note the disclosure indicating that Cendant did not charge interest expense on amounts due from the Company during the periods presented in the combined financial statements. Given that no interest charges were made by Cendant during the periods presented, please revise to include an analysis of the inter-company activity between the Company and Cendant for each period presented in the Company’s combined statements of operations and disclose the average balance owed to Cendant during each of these periods. Refer to the requirements of SAB Topic 1:B:1, Question 4.

Securities and Exchange Commission

January 3, 2005

In accordance with the requirements of SAB Topic 1:B:1, Question 4, the Company has revised its related party disclosure in response to the Staff’s Comment to include the required analysis of inter-company activity between the Company and Cendant for each period presented in the Company’s combined statements of operations and the average balance owed to Cendant during each of these periods. The additional disclosure for the nine months ended September 30, 2004 and 2003 have been included on page F-15 and the disclosure for the years ended December 31, 2003 and 2002 and for the ten-month period ended March 1 to December 31, 2001 have been included on page F-35.

******

If you have any questions regarding the foregoing or the Registration Statement, please contact Gregory Fernicola at (212) 735-2918 or Joshua Goldstein at (212) 735-3462.

Very truly yours,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

On behalf of the Company

Attachments

cc:	Johanna Vega Losert

Claire Lamoureux

Linda Cvykel

Eric J. Bock

Hilary A. Rapkin

Vincent J. Pisano

Annex A

To be submitted to the Staff in paper format.

Annex B

To be submitted to the Staff in paper format.